Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-130074
Prospectus Supplement to the Prospectus dated December 5, 2006 and the Prospectus Supplement dated December 5, 2006 — No. 637
The Goldman Sachs Group, Inc.
Medium-Term Notes, Series B

$100,000,000
Enhanced Participation Notes due June 2008
(Linked to the iShares® MSCI Emerging Markets Index Fund)

     The amount that you will be paid on the stated maturity date, which is June 9, 2008 (subject to postponement as described elsewhere in this prospectus supplement), is linked to the performance of the iShares® MSCI Emerging Markets Index Fund, an exchange traded fund (which we call the “fund” or the “iShare® Fund”).

•	If the price of the iShare® Fund increases from the initial fund price, you will be paid the face amount of your notes plus an amount equal to the face amount of your notes times the participation rate (which is 200%) multiplied by the fund return (as defined below), subject to a cap on the fund return (which is 10.6%).

•	If the price of the iShares® Fund decreases from the initial fund price by a percentage that is not more than 10% you will be paid the face amount of your notes.

•	If the price of the iShares® Fund decreases from the initial fund price by more than 10%, you will be paid the face amount of your notes minus 1% of the face amount for every 1% decrease in the fund return below the buffer level of -10%.
     The cap on the fund return is 10.6%. The maximum payment at maturity that you could realize on your investment is the maximum redemption amount which will be 121.2% of the face amount of your notes.
     You could lose 90% of your investment in your notes; a percentage return below -10% on the iShares® MSCI Emerging Markets Index Fund, which we refer to as the buffer level, will reduce the payment you will receive on the stated maturity date below your initial investment. However, the maximum payment that you could receive on the stated maturity date with respect to a $1,000 face amount note is limited to $1,212 (an amount equal to 121.2% of the face amount). In addition, we will not pay interest on the notes and we will not pay any other amount with respect to your notes prior to the stated maturity date.
     We will determine the amount to be paid to you on your notes by first calculating the percentage increase or decrease, if any, in the price of the iShares® MSCI Emerging Markets Index Fund from the initial fund price of $122.10 to the final fund price (which will be the closing price of one share of the fund on the determination date). We refer to such percentage increase or decrease as the fund return. We will then calculate the amount, if any, which you will be paid for your notes on the stated maturity date as follows:

•	if the fund return is greater than or equal to the cap, we will pay you the maximum redemption amount per each $1,000 face amount;

•	if the fund return is greater than zero but less than the cap, we will pay you an amount equal to (1) the face amount of your notes plus (2) the face amount of your notes multiplied by the participation rate times the fund return;

•	if the fund return is equal to or less than zero but equal to or greater than the buffer level, we will pay you an amount equal to the face amount of your notes; and

•	if the fund return is less than the buffer level, we will pay you an amount equal to (1) the face amount of your notes minus (2) the face amount of your notes multiplied by the fund return (which will be less than 0%, but will be expressed as a positive number) plus (3) the minimum redemption of 10% per each $1,000 face amount.
     The return on the iShares® MSCI Emerging Markets Index Fund may be zero even though the price of the fund is higher than the initial fund price at some time during the life of your notes or at maturity.
     Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the notes found in “Summary Information” on page S-2 and “Specific Terms of Your Notes” on page S-14.
     Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or any other relevant factors, the value of your notes on the date of this prospectus supplement (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the original issue price. We encourage you to read “Additional Risk Factors Specific to Your Notes” on page S-4 so that you may better understand those risks.
Original issue date (settlement date): May 9, 2007
Original issue price: 100% of the face amount
Underwriting discount: 0.10% of the face amount
Net proceeds to the issuer: 99.90% of the face amount

     The issue price, underwriting discount and net proceeds listed above related to the notes we sold on April 30, 2007. We may decide to sell additional notes after that date but prior to the settlement date, at an issue price, underwriting discount and net proceeds that differ from the amount set forth above.
     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

     Goldman Sachs may use this prospectus supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this prospectus supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus supplement is being used in a market-making transaction.
     “iShares®” is a registered mark of Barclays Global Investors, N.A. (“BGI”). The notes are not sponsored, endorsed, sold, or promoted by BGI, its affiliate, Barclays Global Fund Advisors (“BGFA”), or the iShares® Funds. Neither BGI, BGFA, nor the iShares® Funds make any representations or warranties to the owner of the notes or any member of the public regarding the advisability of investing in the notes. Neither BGI, BGFA, nor the iShares® Funds shall have any obligation or liability in connection with the registration, operation, marketing, trading, or sale of the notes or in connection with our use of information about the iShares® Funds.
Goldman, Sachs & Co.

Prospectus Supplement dated April 30, 2007.

SUMMARY INFORMATION
     We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below and under “Specific Terms of Your Notes” on page S-14. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated December 5, 2006, as supplemented by the accompanying prospectus supplement, dated December 5, 2006, of The Goldman Sachs Group, Inc.
Key Terms
Issuer: The Goldman Sachs Group, Inc.
Fund: iShares® MSCI Emerging Markets Index Fund (Bloomberg: “EEM”)
Face amount: each note will have a face amount equal to $1,000; $100,000,000 in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this prospectus supplement
Payment amount: on the stated maturity date, we will pay the holder for each $1,000 face amount of notes an amount in cash equal to:

•	if the fund return is greater than or equal to the cap, the maximum redemption amount;

•	if the fund return is greater than zero but less than the cap, the sum of (1) the $1,000 face amount plus (2) the $1,000 face amount multiplied by the participation rate times the fund return;

•	if the fund return is equal to or less than zero but equal to or greater than the buffer level, the $1,000 face amount only; and

•	if the fund return is less than the buffer level, the result of (1) the $1,000 face amount minus (2) the $1,000 face amount multiplied by the fund return (which will be less than 0%, but will be expressed as a positive number) plus (3) the minimum redemption amount.
Trade date: April 30, 2007
Initial fund price: $122.10
Final fund price: the closing price of one share of the fund on the determination date, except in the limited circumstances described under “Specific Terms of Your Notes — Consequences of a Market Disruption Event” on page S-16 and subject to adjustment as provided under “Specific Terms of Your Notes — De-listing, Discontinuance or Modification of the Fund” on page S-16
Cap: 10.6%
Fund return: the result of (i) the final fund price minus the initial fund price divided by (ii) the initial fund price, expressed as a percentage
Maximum redemption amount per $1,000 face amount: 121.2% of the $1,000 face amount, which equals $1,212
Minimum redemption amount per $1,000 face amount: 10% of the $1,000 face amount, which equals $100
Buffer level: -10%
Participation rate: 200%

Stated maturity date: June 9, 2008, subject to postponement as described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date” and “— Stated Maturity Date” on page S-15
Determination date: May 29, 2008, subject to postponement as described under “Specific Terms of Your Notes on page S-15 Payment of Principal on Stated Maturity Date” and “— Determination Date” on page S-16
No interest: the offered notes will not bear interest
No Listing: the notes will not be listed on any securities exchange or interdealer market quotation system
Calculation agent: Goldman, Sachs & Co.
Business day: as described on page S-17
Trading day: as described on page S-17

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTE

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated December 5, 2006. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the fund stocks, i.e., the stocks underlying the fund to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Value of Your Notes on the Date of this Pricing Supplement (As Determined By Reference to Pricing Models Used by Goldman, Sachs & Co.) Is Significantly Less than the Original Issue Price
       The value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the offered notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.
       If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “Additional Risk Factors Specific to Your Notes — The Market Price of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-6.
       Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.
       There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes; and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to Your Notes — Your Note May Not Have an Active Trading Market” on page S-10.
The Principal of Your Notes Is Not Protected
       The principal of your notes is not protected. Our cash payment on your notes on the stated maturity date will be based on the performance of the iShares® MSCI Emerging Markets Index Fund as measured on the determination date. You may lose up to 90% of your investment in your notes.
       Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.
The Potential Return on Your Notes is Limited
       The maximum redemption amount on your notes at maturity is 121.2% of the face amount of your notes. If the fund return is positive, i.e., there has been an increase in the price of the fund from the initial fund price to the final fund price, you will participate in any such increase on a two-to-one basis, subject to the maximum redemption amount of 121.2% of the face amount of your notes. As a result, you will not benefit from any percentage increase in the price of the fund in excess of 10.6%.
       If the fund return exceeds 21.2%, your return on the notes at maturity will be less than the return on a direct investment in the fund without taking into account the dividends, account taxes and other costs related to such a direct investment.

The Payment Amount on Your Notes on the Stated Maturity Date Is Not Linked to the Market Value of the iShares® Fund at Any Time Other Than the Determination Date
       The amount in cash you will receive in exchange for your notes on the stated maturity date is not linked to the market value of the iShares® MSCI Emerging Markets Index Fund at any time other than the determination date. Even if the closing price of the iShares® fund significantly exceeds the initial fund price at maturity or at other times during the life of your notes, you will receive less than the face amount of your notes if the fund return is less than the buffer level.
Your Notes Do Not Bear Interest
       You will not receive any interest payments on your notes. Even if the amount payable on your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.
We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price
       At our sole option, we may decide to sell an additional aggregate face amount of the offered notes subsequent to the date of this prospectus supplement but prior to the settlement date. The issue price of the offered notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this prospectus supplement.
The Correlation Between the Performance of the iShares® Fund and the Performance of the MSCI Emerging Market Indexsm May Be Imperfect
       The iShares® Fund uses a representative sampling strategy to track the performance of the MSCI Emerging Markets Indexsm underlying the iShares® Fund which may give rise to tracking error, i.e., the discrepancy between the performance of the MSCI Emerging Markets Indexsm and the performance of the iShares® Fund. In addition, because the shares of the iShares® Fund are traded on the New York Stock Exchange and are subject to market supply and investor demand, the market value of one share of the iShares® Fund may differ from the net asset value per share of the iShares® Fund. Because of the potential discrepancies identified above, the iShares® Fund return may not correlate perfectly with the return on the MSCI Emerging Market Indexsm over the same period. For more information, see “The Fund — The iShares® MSCI Emerging Markets Index Fund” below.
An Investment in the Offered Notes is Subject to Risks Associated with Foreign Securities Markets
       The MSCI Emerging Markets Indexsm, which underlies the iShares® Fund, consists of twenty-five emerging market country indices, which are, in turn, comprised of the stocks traded in the equity markets of such countries. You should be aware that investments in securities linked to the value of foreign equity securities involve particular risks. The foreign securities markets whose stocks comprise the MSCI Emerging Markets Indexsm may have less liquidity and may be more volatile than U.S. or other securities markets and market developments may affect foreign markets differently from U.S. or other securities markets. Direct or indirect government intervention to stabilize the foreign securities markets, as well as cross-shareholdings in foreign companies, may affect trading prices and volumes in those markets. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

       Securities prices in foreign countries are subject to political, economic, financial and social factors that apply in those geographical regions. These factors, which could negatively affect those securities markets, include the possibility of recent or future changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disaster or adverse public health development in the region. Moreover, foreign economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.
       Because foreign exchanges may be open on days when the iShares® Fund is not traded, the value of the securities underlying the iShares® Fund may change on days when shareholders will not be able to purchase or sell the iShares® Fund’s shares.
       The countries whose indices are represented by the MSCI Emerging Markets Indexsm include Argentina, Brazil, Chile, China, Colombia, the Czech Republic, Egypt, Hungary, India, Indonesia, Israel, Jordan, Malaysia, Mexico, Morocco, Pakistan, Peru, Philippines, Poland, Russia, South Africa, South Korea, Taiwan, Thailand and Turkey. Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times.
The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors
       The following factors, many of which are beyond our control, will influence the market value of your notes:

•	the market price of the iShares® fund, the cap, the maximum redemption amount, the participation rate, the buffer level and the minimum redemption amount;

•	the volatility (i.e., the frequency and magnitude of changes) in the market price of the iShares® fund;

•	interest and yield rates in the market;

•	economic, financial, regulatory, political, military and other events that affect stock markets generally and the market segment of which the iShares® fund is a part, and which may affect the market price of the iShares® fund;

•	the time remaining until your notes mature; and

•	our creditworthiness.
       These factors will influence the market value of your notes if you sell your notes before maturity. If you sell your notes prior to maturity, you may receive less than the face amount of your notes. You cannot predict the future performance of the iShares® fund based on its historical performance.

If the Price of the Fund Changes, the Market Value of Your Notes May Not Change in the Same Manner
       Your notes may trade quite differently from the performance of the fund. Changes in the price of the fund may not result in a comparable change in the market value of your notes. In part, this is because your notes are subject to a maximum redemption of 121.2% of the face amount of your note. The market value of your notes likely will be less than it would have been had your note not been subject to a maximum redemption amount. Even if the price of the fund increases above the initial fund price during the life of the notes, the market value of your notes may not increase by the same amount. We discuss some of the reasons for this disparity under “— The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors above.
Trading and Other Transactions by Goldman Sachs in Instruments Linked to the Fund or Underlying Stocks May Impair the Value of Your Notes
       As we describe under “Use of Proceeds and Hedging” below, we, through Goldman, Sachs & Co. or one or more of our other affiliates, expect to hedge our obligations under the offered notes by purchasing shares of the iShares® Fund and futures and other instruments linked to the fund or underlying indices or stocks. We also expect to adjust the hedge by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to the fund or the indices or stocks underlying the fund, which we refer to as fund stocks, at any time and from time to time, and to unwind the hedge by selling any of the foregoing, on or before the determination date for your note. We may also enter into, adjust and unwind hedging transactions relating to other index-linked notes whose returns are linked to changes in the price of the fund or one or more of the fund stocks. Any of these hedging activities may adversely affect the fund price — directly or indirectly by affecting the price of the fund stocks — and therefore the market value of your notes and the amount we will pay on your notes at maturity. It is possible that we, through our affiliates, could receive substantial returns with respect to our hedging activities while the value of your notes may decline. See “Use of Proceeds and Hedging” below for a further discussion of transactions in which we or one or more of our affiliates may engage.
       Goldman, Sachs & Co. and our other affiliates may also engage in trading in one or more of the fund stocks or instruments whose returns are linked to the fund or fund stocks for their proprietary accounts, for other accounts under their management or to facilitate transactions, including block transactions, on behalf of customers. Any of these activities of Goldman, Sachs & Co. or our other affiliates could adversely affect the fund price — directly or indirectly by affecting the price of the fund stocks — and, therefore, the market value of your notes and the amount we will pay on your notes at maturity. We may also issue, and Goldman, Sachs & Co. and our other affiliates may also issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in the price of the fund or one or more of the fund stocks. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the market value of your notes and the amount we will pay on your notes at maturity.
You Have No Shareholder Rights or Rights to Receive any Stock
       Investing in your notes will not make you a holder of any of the stocks underlying the MSCI Emerging Markets Indexsm or a holder of shares of the iShares® Fund. Neither you nor any other holder or owner of your notes will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to such underlying stocks or shares of the iShares® Fund. Your notes will be paid in cash, and you will have no right to receive delivery of any stocks or shares of the iShares® Fund.

Our Business Activities May Create Conflicts of Interest Between Your Interest in Your Notes and Us
       As we have noted above, Goldman, Sachs & Co. and our other affiliates expect to engage in trading activities related to the fund and the fund stocks that are not for your account or on your behalf. These trading activities may present a conflict between your interest in your notes and the interests Goldman, Sachs & Co. and our other affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. These trading activities, if they influence the price of the fund, could be adverse to your interests as a beneficial owner of your notes.
       Goldman, Sachs & Co. and our other affiliates may, at present or in the future, engage in business with the sponsor of the iShares® Fund or the issuers of the stocks underlying the iShares® Fund or, to a lesser extent, the stocks underlying the MSCI Emerging Markets Indexsm, including making loans to or equity investments in those companies or providing advisory services to those companies. These services could include merger and acquisition advisory services. These activities may present a conflict between the obligations of Goldman, Sachs & Co. or another affiliate of Goldman Sachs and your interests as a beneficial owner of a note. Moreover, one or more of our affiliates have published and, in the future, expect to publish research reports with respect to some or all of the issuers of the sponsor of the iShares® Fund or the issuers of the stocks underlying the iShares® Fund or, to a lesser extent, the stocks underlying the MSCI Emerging Markets Indexsm. Any of these activities by any of our affiliates may affect the price of the fund and, therefore, the market value of your notes and the amount we will pay on your notes at maturity.
As Calculation Agent, Goldman, Sachs & Co. Will Have the Authority to Make Determinations that Could Affect the Value of Your Notes, When Your Notes Mature and the Amount You Receive at Maturity
       As calculation agent for your notes, Goldman, Sachs & Co. will have discretion in making various determinations that affect your notes, including determining the final fund price and the method for calculating the final fund price, which we will use to determine the amount we must pay on the stated maturity date, and determining whether to postpone the determination date because of a market disruption event or for other reasons. See “Specific Terms of Your Notes” below. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your notes and may present Goldman, Sachs & Co. with a conflict of interest of the kind described under “— Our Business Activities May Create Conflicts of Interest Between Your Interest in Your Notes and Us” above. We may change the calculation agent at any time without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.
The Calculation Agent Can Postpone the Determination Date if a Market Disruption Event or a Non-trading Day Occurs
       If the calculation agent determines that, on the determination date, a market disruption event has occurred or is continuing or if such date is not a trading day, the determination date will be postponed until the first following trading day on which no market disruption event occurs or is continuing. As a result, the determination date for your notes will also be postponed, although not past June 5, 2008. Moreover, if the final index level is not available on the last possible determination date because of a continuing market disruption event or for any other reason, the calculation agent will nevertheless determine the final index level based on its assessment, made in its sole discretion, of the closing level of the index on that day.

The Policies of the iShares® Fund Investment Adviser and Changes that Affect the MSCI Emerging Markets Indexsm Could Affect the Amount Payable on Your Notes and its Market Value
       The policies of the iShares® Fund investment adviser concerning the calculation of the iShares® Fund’s net asset value, additions, deletions or substitutions of securities in the iShares® Fund and the manner in which changes affecting the MSCI Emerging Markets Indexsm are reflected in the iShares® Fund could affect the market price of shares of the iShares® Fund and, therefore, the amount payable on your notes on the stated maturity date and the market value of your notes before that date. The amount payable on your notes and its market value could also be affected if the iShares® Fund investment adviser changes these policies, for example, by changing the manner in which it calculates the iShares® Fund’s net asset value, or if the iShares® Fund investment adviser discontinues or suspends calculation or publication of the iShares® Fund’s net asset value, in which case it may become difficult to determine the market value of your notes. If events such as these occur or if the closing price of shares of the iShares® Fund is not available on the determination date because of a market disruption event or for any other reason, the calculation agent — which initially will be Goldman, Sachs & Co., our affiliate — may determine the final fund price on the determination date and thus the amount payable on the stated maturity date — in a manner it considers appropriate, in its sole discretion. We describe the discretion that the calculation agent will have in determining the final fund price on the determination date and the amount payable on your notes more fully under “Specific Terms of Your Notes — De-listing, Discontinuance or Modification of the Fund” and “— Role of Calculation Agent” below.
Except to the Extent Goldman, Sachs & Co. and One or More of Our Other Affiliates Act as Authorized Participants in the Distribution of, and, at Any Time, May Hold, Shares of the iShares® Fund, There is No Affiliation Between the iShares® Fund and Us, and We Are Not Responsible for Any Disclosure by the iShares® Fund
       Goldman, Sachs & Co. and one or more of our other affiliates act, from time to time, as “Authorized Participants” in the distribution of shares of the iShares® Fund, and, at any time, may hold shares of the iShares® Fund. Goldman Sachs is not otherwise affiliated with the iShares® Fund or the issuers of the stocks underlying the MSCI Emerging Markets Indexsm. As we have told you above, however, we or our affiliates may currently or from time to time in the future engage in business with many of the underlying stock issuers. Nevertheless, neither we nor any of our affiliates assumes any responsibility for the accuracy or the completeness of any information about any of the underlying stock issuers. You, as an investor in your note, should make your own investigation into the underlying stock issuers.
       Neither the iShares® Fund nor any of the underlying stock issuers are involved in this offering of your notes in any way and none of them have any obligation of any sort with respect to your notes. Neither the iShares® Fund nor any of the underlying stock issuers have any obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of your notes.
Your Notes May Not Have an Active Trading Market
       Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.
Certain Considerations for Insurance Companies and Employee Benefit Plans
       Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the offered notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the offered notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the offered notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.
The Tax Consequences of an Investment in Your notes Are Uncertain
       The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes. We discuss these matters under “Supplemental Discussion of Federal Income Tax Consequences” below. Pursuant to the terms of the offered notes, The Goldman Sachs Group, Inc. and you agree (in the absence of an administrative or judicial ruling to the contrary) to characterize your notes for all purposes as a pre-paid forward contract with respect to the fund. If your notes are so treated, you will generally recognize capital gain or loss upon the sale or maturity of your notes in an amount equal to the difference between the amount you receive upon the sale of your notes or on the stated maturity date and the amount you paid for your notes. Such gain or loss generally would be long-term capital gain or loss if you held your notes for more than one year. Please also consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

HYPOTHETICAL RETURNS ON YOUR NOTES
       The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical fund prices on the determination date could have on the payment amount at maturity assuming all other variables remain constant.
       The prices in the left column of the table below represent hypothetical closing prices for the fund on the determination date and are expressed as percentages of the initial fund price. The amounts in the right column represent the hypothetical payment amounts, based on the corresponding hypothetical final fund prices, and are expressed as percentages of the face amount of a note. Thus, a hypothetical payment amount of 100% means that the value of the cash payment that we would pay for the outstanding face amount of a note on the stated maturity date would equal 100% of the outstanding face amount of a note, based on the corresponding hypothetical final fund price and the assumptions noted below.
       The information in the table below reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date and held to the stated maturity date. If you sell your notes prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates and the volatility of the fund. For more information on the value of your notes in the secondary market, see “Additional Risk Factors Specific to Your Note — The Market Value of Your Note May Be Influenced by Many Unpredictable Factors” above. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000

Maximum redemption amount as a percentage of the face amount	121.2%*

Maximum payment at maturity	$1,212

Participation rate	200%

Buffer level	-10%

Minimum redemption amount as a percentage of the face amount	10%

No market disruption event occurs

No change in or affecting any of the fund stocks or the method by which the fund sponsor calculates the fund

*	Since the maximum redemption amount on the notes is 121.2% of the face amount of the note, an investor in the notes would not participate in a fund return of more than 10.6%.
       The fund has been highly volatile — meaning that the fund price has changed substantially in relatively short periods — in the past and its performance cannot be predicted for any future period.
       For these reasons, the actual performance of the fund over the life of the notes, as well as the amount payable at maturity, may bear little relation to the hypothetical examples shown below or to the historical prices of the fund shown elsewhere in this prospectus supplement. For information about the price of the fund during recent periods, see “The Fund — Historical Closing Prices of the Fund” below.
       Any rate of return you may earn on an investment in the notes may be lower than that which you could earn on a comparable investment in the fund stocks. Among other things, the return on the notes will not reflect any dividends that may be paid on the fund stocks.
       Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your note to a comparatively greater extent than the after-tax return on the fund stocks.

Hypothetical Final	Hypothetical Payment
Fund Price as	Amount
Percentage of Initial	as Percentage of Face
Fund Price	Amount

200.00%	121.20%
150.00%	121.20%
121.20%	121.20%
120.00%	121.20%
110.60%	121.20%
107.00%	114.00%
105.00%	110.00%
100.00%	100.00%
95.00%	100.00%
90.00%	100.00%
85.00%	95.00%
75.00%	85.00%
50.00%	60.00%
25.00%	35.00%
0.00%	10.00%

       If, for example, the final fund price were determined to be 25% of the initial fund price, the payment amount that we would deliver on your notes at maturity would be 35% of the face amount of your note, as shown in the table above. As a result, if you purchased your notes on the original issue date and held it to the stated maturity date, you would lose 65% of your investment.
       The following chart also shows a graphical illustration of the hypothetical payment amounts (expressed as a percentage of the face amount of your notes) that we would deliver to the holder of your notes on the stated maturity date, if the final fund price (expressed as a percentage of the initial fund price) were any of the hypothetical prices shown on the horizontal axis. The chart shows that any hypothetical final fund price of less than 90% of the initial fund price (the section left of the 90% marker on the horizontal axis) would result in a hypothetical payment amount of less than 100% of the face amount of your notes (the section below the 100% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes.

We cannot predict the actual final fund price on the determination date or the market value of your notes, nor can we predict the relationship between the fund price and the market value of your notes at any time prior to the stated maturity date. The actual amount that a holder of the offered notes will receive at stated maturity and the rate of return on the offered notes will depend on the actual final fund price determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount in cash to be paid in respect of your notes on the stated maturity date may be very different from the hypothetical amounts shown in the table and chart above.

SPECIFIC TERMS OF YOUR NOTES
     Please note that in this section entitled “Specific Terms of Your Notes”, references to “holders” mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company. Please review the special considerations that apply to owners of beneficial interests in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.
       The offered notes are part of a series of debt securities, entitled “Medium-Term Notes, Series B”, that we may issue under the indenture from time to time as described in the accompanying prospectus. The offered notes are also “indexed debt securities”, as defined in the accompanying prospectus.
       This prospectus supplement summarizes specific financial and other terms that apply to the offered notes, including your notes; terms that apply generally to all Series B medium-term notes are described in “Description of Notes We May Offer” in the accompanying prospectus supplement. The terms described here supplement those described in the accompanying prospectus supplement and the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.
       In addition to those terms described on the first two pages of this prospectus supplement, the following terms will apply to your notes:
       No interest: we will not pay interest on your notes
       Specified currency:

•	U.S. dollars
       Form of note:

•	global form only: yes, at DTC

•	non-global form available: no
       Denominations: each notes registered in the name of a holder must have a face amount of $1,000, or integral multiples of $1,000 in excess thereof
       Defeasance applies as follows:

•	full defeasance: no

•	covenant defeasance: no
       Other terms:

•	the default amount will be payable on any acceleration of the maturity of your note as described under “— Special Calculation Provisions” below

•	a business day for your note will not be the same as a business day for our other Series B medium-term notes, as described under “— Special Calculation Provisions” below
       Please note that the information about the settlement or trade dates, issue price, discounts or commissions and net proceeds to The Goldman Sachs Group, Inc. on the front cover page or elsewhere in this prospectus supplement relates only to the initial issuance and sale of the notes. We may decide to sell additional notes on one or more dates after the date of this prospectus supplement, at issue prices, underwriting discounts and net proceeds that differ from the amounts set forth on the front cover page or elsewhere in this prospectus supplement. If you have purchased your notes in a market-making transaction after the initial issuance and sale of the notes, any such relevant information about the sale to you will be provided in a separate confirmation of sale.
       We describe the terms of your notes in more detail below.
Fund, Fund Sponsor and Fund Stocks
       In this prospectus supplement, when we refer to the fund, we mean the fund specified on the front cover page, or any successor fund, as it may be modified, replaced or adjusted from time to time as described under “— De-listing, Discontinuance or Modification of the Fund” below. When we refer to the fund sponsor as of any time, we mean the entity, including any successor sponsor, that determines the fund as then in effect. When we refer to the fund stocks as of any time, we mean the stocks that underlie the iShares® Fund, after giving effect to any additions, deletions or substitutions.
Payment of Principal on Stated Maturity Date
       The payment amount, if any, for each $1,000 face amount of offered notes outstanding on the stated maturity date will be an amount in cash equal to:

•	if the fund return is greater than or equal to the cap, the maximum redemption amount;

•	if the fund return is greater than zero but less than the cap, the sum of (1) the $1,000 face amount plus (2) the $1,000 face amount multiplied by the participation rate times the fund return;

•	if the fund return is equal to or less than zero but equal to or greater than the buffer level, the $1,000 face amount of your note only; and

•	if the fund return is less than the buffer level, the result of (1) the $1,000 face amount minus (2) the $1,000 face amount multiplied by the fund return (which will be less than 0%, but will be expressed as a positive number) plus (3) the minimum redemption amount per $1,000 face amount.
       The cap on the fund return is 10.6%, and therefore the maximum redemption amount per each $1,000 face amount of notes is 121.2% of the face amount, which equals $1,212.
       The fund return is calculated by subtracting the initial fund price from the final fund price and dividing the result by the initial fund price, with the quotient expressed as a percentage.
       If the final fund price is greater than the initial fund price, i.e., the fund return is positive due to an increase in the iShares® MSCI Emerging Markets Index Fund, you will participate in any such increase on a two-to-one basis, subject to the maximum redemption amount of 121.2% of the face amount of your notes. Consequently, the maximum payment you could receive at maturity will be 121.2% of the face amount of your notes and you will therefore not benefit from any percentage increase in the price of the fund in excess of 10.6%.
       If the final fund price is less than the initial fund price, i.e., the fund return is negative due to a decline in the iShares® MSCI Emerging Markets Index Fund, but not by more than 10%, you will receive the face amount of your notes on the stated maturity date. If the final fund price declines by more than 10% from the initial fund price, then 90% of the face amount of your notes will be exposed to any such decline. As a result, if the fund declines by more than 10%, the payment you would receive at maturity would be less than the face amount of your notes and might even be reduced to 10% of the face amount of your notes.
Final fund price
       The final fund price will be the closing price of one share of the iShares® Fund on the determination date, except in limited circumstances described under “—Consequences of a Market Disruption Event” below and subject to adjustment as provided under “—De-listing, Discontinuance or Modification of the Fund” below.
Initial fund price
       The initial fund price is $122.10.
Stated Maturity Date
       The stated maturity date will be June 9, 2008 unless that day is not a business day, in which case the stated maturity date will be the next following business day.

Determination Date
       The determination date will be May 29, 2008 unless the calculation agent determines that a market disruption event has occurred or is continuing on such day or such day is not a trading day. In that event, the determination date will be postponed to the next following trading day on which no market disruption event occurs or is continuing. In no event, however, will the determination date be later than June 5, 2008.
Consequences of a Market Disruption Event
       As indicated above, if a market disruption event occurs or is continuing on a day that would otherwise be the determination date or if that day is not a trading day, then the determination date will be postponed to the next following trading day on which a market disruption event does not occur and is not continuing. In no event, however, will the determination date be postponed beyond June 5, 2008.
       If the determination date is postponed to the last possible day but a market disruption event occurs or is continuing on that day, that day will nevertheless be the determination date.
       If the calculation agent determines that a market disruption event has occurred or is continuing on the determination date, or if the calculation agent determines that the closing price of the fund is not available on the determination date for any other reason, the calculation agent will nevertheless determine the closing price and the final fund price based on its assessment of the closing price of the fund on that day.
De-listing, Discontinuance or Modification of the Fund
       If the iShares® Fund is de-listed from the American Stock Exchange or a successor exchange, the calculation agent will substitute an exchange traded fund that the calculation agent determines, in its discretion, is comparable to the discontinued iShares® Fund. We refer to any substitute exchange traded fund approved by the calculation agent as a successor fund. If the iShares® Fund is de-listed from the American Stock Exchange or a successor exchange and the calculation agent determines that no successor fund is available, then the calculation agent will, in its discretion, calculate the appropriate closing price of the iShares® Fund by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the iShares® Fund. If a successor fund is selected or the calculation agent calculates a price as a substitute for the iShares® Fund, that successor fund or price will be substituted for the iShares® Fund for all purposes of the note.
       If at any time the index underlying the iShares® Fund is changed in a material respect, or if the iShares® Fund in any other way is modified so that it does not, in the opinion of the calculation agent, fairly represent the price of the iShares® Fund shares had those changes or modifications not been made, then, from and after that time, the calculation agent will make those calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a price of an exchange traded fund comparable to the iShares® Fund or the successor fund, as the case may be, as if those changes or modifications had not been made, and calculate the closing prices with reference to the iShares® Fund or the successor fund, as adjusted. Accordingly, if the iShares® Fund or a successor fund is modified in a way that the price of its shares is a fraction of what it would have been if it had not been modified (e.g., due to a split or a reverse split), then the calculation agent will adjust the price in order to arrive at a price of the iShares® Fund shares or shares of the successor fund as if it had not been modified (e.g., as if the split or the reverse split had not occurred). The calculation agent also may determine that no adjustment is required by the modification of the method of calculation.

Default Amount on Acceleration
       If an event of default occurs and the maturity of your notes is accelerated, we will pay the default amount in respect of the principal of your notes at the maturity, instead of the amount payable on the stated maturity date as described earlier. We describe the default amount under “— Special Calculation Provisions” below.
       For the purpose of determining whether the holders of our Series B medium-term notes, which include the offered notes, are entitled to take any action under the indenture, we will treat the outstanding face amount of each offered note as the outstanding principal amount of that note. Although the terms of the offered notes differ from those of the other Series B medium-term notes, holders of specified percentages in principal amount of all Series B medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the Series B medium-term notes, including the offered notes. This action may involve changing some of the terms that apply to the Series B medium-term notes, accelerating the maturity of the Series B medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the accompanying prospectus under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “Description of Debt Securities We May Offer — Modification of the Debt Indentures and Waiver of Covenants”.
Manner of Payment
       Any payment on your notes at maturity will be made to an account designated by the holder of your notes and approved by us, or at the office of the trustee in New York City, but only when your notes are surrendered to the trustee at that office. We also may make any payment in accordance with the applicable procedures of the depositary.
Modified Business Day
       As described in the accompanying prospectus, any payment on your notes that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date. For your notes, however, the term business day may have a different meaning than it does for other Series B medium-term notes. We discuss this term under “— Special Calculation Provisions” below.
Role of Calculation Agent
       The calculation agent in its sole discretion will make all determinations regarding the fund, market disruption events, the determination date, the states maturity date, trading days, business days, the fund return, the final fund price, the default amount and the payment amount on your note, if any, to be made at maturity. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.
       Please note that Goldman, Sachs & Co., our affiliate, is currently serving as the calculation agent as of the original issue date of your notes. We may change the calculation agent for your notes at any time after the original issue date without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.
Special Calculation Provisions
Business Day
       When we refer to a business day with respect to your note, we mean a day that is a business day as defined in the accompanying prospectus.
Trading Day
       When we refer to a trading day with respect to your note, we mean a day on which the New York Stock Exchange (or any successor exchanges thereto) are open for trading and the fund sponsor is open for business.
Closing Price
       The closing price for any security on any day will equal the closing sale price or last reported sale price, regular way, for the security, on a per-share or other unit basis:

•	on the principal national securities exchange on which that security is listed for trading on that day, or

•	if that security is not listed on any national securities exchange, on the Nasdaq Global Market or the Nasdaq Global Select Market, as applicable, on that day, or

•	if that security is not quoted on the Nasdaq Global Market or the Nasdaq Global Select Market, as applicable, on that day, on any other U.S. national market system that is the primary market for the trading of that security.
       If that security is not listed or traded as described above, then the closing price for that security on any day will be the average, as determined by the calculation agent, of the bid prices for the security obtained from as many dealers in that security selected by the calculation agent as will make those bid prices available to the calculation agent. The number of dealers need not exceed three and may include the calculation agent or any of its or our affiliates.
Default Amount
       The default amount for your notes on any day will be an amount, in the specified currency for the face amount of your notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all of our payment and other obligations with respect to your notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to your notes. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holder of your note in preparing any documentation necessary for this assumption or undertaking.
       During the default quotation period for your notes, which we describe below, the holder and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.
Default Quotation Period
       The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or

•	every quotation of that kind obtained is objected to within five business days after the day the default amount first becomes due.
       If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.
       In any event, if the default quotation period and the subsequent two business day objection period have not ended before the determination date, then the default amount will equal the principal amount of your notes.

Qualified Financial Institutions
       For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and is rated either:

•	A-1 or higher by Standard & Poor’s Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

•	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.
Market Disruption Event
       Any of the following will be a market disruption event:

•	a suspension, absence or material limitation of trading in shares of the fund or fund stocks constituting 20% or more, by weight, of the fund on their respective primary markets, in each case for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

•	a suspension, absence or material limitation of trading in option or futures contracts relating to the fund or to fund stocks constituting 20% or more, by weight, of the fund, if available, in the respective primary markets for those contracts, in each case for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

•	fund stocks constituting 20% or more, by weight, of the fund, or option or futures contracts relating to the fund or to fund stocks constituting 20% or more, by weight, of the fund, if available, are not trading on what were the respective primary markets for those fund stocks or contracts, as determined by the calculation agent in its sole discretion, and, in the case of any of these events, the calculation agent determines in its sole discretion that the event could materially interfere with the ability of The Goldman Sachs Group, Inc. or any of its affiliates or a similarly situated party to unwind all or a material portion of a hedge that could be effected with respect to the offered notes. For more information about hedging by The Goldman Sachs Group, Inc. and/or any of its affiliates, see “Use of Proceeds and Hedging” below.
       The following events will not be market disruption events:

•	a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market, and

•	a decision to permanently discontinue trading in the option or futures contracts relating to the fund or to any fund stock.
       For this purpose, an “absence of trading” in the primary securities market on which a fund stock, or on which option or futures contracts relating to the fund or a fund stock, are traded will not include any time when that market is itself closed for trading under ordinary circumstances. In contrast, a suspension or limitation of trading in a fund stock or in option or futures contracts relating to the fund or a fund stock, if available, in the primary market for that stock or those contracts, by reason of:

•	a price change exceeding limits set by that market, or

•	an imbalance of orders relating to that stock or those contracts, or

•	a disparity in bid and ask quotes relating to that stock or those contracts, will constitute a suspension or material limitation of trading in that stock or those contracts in that market.
       As is the case throughout this prospectus supplement, references to the fund in this description of market disruption events includes the fund and any successor fund as it may be modified, replaced or adjusted from time to time.

USE OF PROCEEDS AND HEDGING
       We will use the net proceeds we receive from the sale of the offered notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds”. We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the offered notes as described below.
       In anticipation of the sale of the offered notes, we and/or our affiliates have entered into hedging transactions involving purchases of futures and other instruments linked to the fund or fund stocks on or before the trade date. In addition, from time to time after we issue the offered notes, we and/or our affiliates expect to enter into additional hedging transactions and to unwind those we have entered into, in connection with the offered notes and perhaps in connection with other index-linked notes we issue, some of which may have returns linked to the fund or the fund stocks. Consequently, with regard to your notes, from time to time, we and/or our affiliates:

•	expect to acquire, or dispose of positions in listed or over-the-counter options, futures or other instruments linked to the fund or some or all of the fund stocks,

•	may take or dispose of positions in the securities of the fund stock issuers themselves,

•	may take or dispose of positions in listed or over-the-counter options or other instruments based on indices designed to track the performance of the New York Stock Exchange or other components of the U.S. equity market and/or

•	may take short positions in the fund stocks or other securities of the kind described above — i.e., we and/or our affiliates may sell securities of the kind that we do not own or that we borrow for delivery to purchaser.
       We and/or our affiliates may acquire a long or short position in securities similar to your notes from time to time and may, in our or their sole discretion, hold or resell those securities.
       In the future, we and/or our affiliates expect to close out hedge positions relating to the offered notes and perhaps relating to other notes with returns linked to the fund or the fund stocks. We expect these steps to involve sales of instruments linked to the fund on or shortly before the determination date. These steps may also involve sales and/or purchases of some or all of the fund stocks, or listed or over-the-counter options, futures or other instruments linked to the fund, some or all of the fund stocks or indices designed to track the performance of the Emerging Markets equity market.

The hedging activity discussed above may adversely affect the market value of your notes from time to time and the amount we will pay on your note at maturity. See “Additional Risk Factors Specific to Your Note — Trading and Other Transactions by Goldman Sachs in Instruments Linked to the Fund or Fund Stocks May Impair the Value of Your Notes” and “Additional Risk Factors Specific to Your Notes — Our Business Activities May Create Conflicts of Interest Between Your Interest in Your Notes and Us” above for a discussion of these adverse effects.

THE FUND
The iShares® MSCI Emerging Markets
Index Fund
       The iShares® MSCI Emerging Markets Index Fund is issued by iShares®, Inc., a registered investment company. BGFA is the investment advisor to the iShares® MSCI Emerging Markets Index Fund. The iShares® MSCI Emerging Markets Index Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets IndexSM.
       The Fund uses a representative sampling strategy to try to track the Index. In order to improve its portfolio liquidity and its ability to track the Index, the Fund may invest up to 10% of its assets in shares of other iShares® funds that seek to track the performance of equity securities of constituent countries of the MSCI Emerging Markets Index. BGFA will not charge portfolio management fees on that portion of the Fund’s assets invested in shares of other iShares Funds.
       For additional information regarding iShares®, Inc., BGFA, the iShares® MSCI Emerging Markets Index Fund and the risk factors attributable to the iShares® MSCI Emerging Markets Index Fund, please see the relevant portion of the Prospectus, dated January 1, 2007, filed on Form N-1A with the SEC on December 26, 2006 under the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended (File Nos. 033-97598 and 811-09102, respectively). Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website at www.sec.gov. In addition, information regarding the iShares® MSCI Emerging Markets Index Fund, including its top portfolio holdings, may be obtained from other sources including, but not limited to, press releases, newspaper articles, other publicly disseminated documents, and the iShares® website at www.ishares.com.
Representative Sampling
       BGFA, as the investment advisor to the iShares® MSCI Emerging Markets Index Fund, employs a technique known as representative sampling to track the MSCI Emerging Markets IndexSM. Representative sampling is a strategy in which a fund invests in a representative sample of stocks in its underlying index, which have a similar investment profile as the underlying index. Stocks selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics, and liquidity measures similar to those of the relevant underlying index. Funds that use representative sampling generally do not hold all of the stocks that are included in the relevant underlying index.
Correlation
       The iShares® MSCI Emerging Markets Index Fund is an actual investment portfolio. The performance of the iShares MSCI Emerging Markets Index Fund and the MSCI Emerging Markets IndexSM will vary somewhat due to transaction costs, market impact, corporate actions (such as mergers and spin-offs), and timing variances. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called “tracking error.” The iShares® MSCI Emerging Markets Index Fund, using representative sampling, can be expected to have a greater tracking error than a fund using replication. Replication is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.
Industry Concentration Policy
       The iShares® MSCI Emerging Markets Index Fund will not concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries, except that the iShares® MSCI Emerging Markets Index Fund will concentrate its investments to approximately the same extent that the MSCI Emerging Markets IndexSM is so concentrated.
Historical Closing Prices of the Fund
       The closing price of the fund has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing price of the fund during any period shown below is not an indication that the fund is more or less likely to increase or decrease at any time during the life of your notes. You should not take the historical prices of the fund as an indication of the future performance. We cannot give you any assurance that the future performance of the fund or the fund stocks will result in you receiving an amount greater than the face amount of your notes on the stated maturity date. Neither we nor any of our affiliates make any representation to you as to the performance of the fund.
       The actual performance of the fund over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical prices shown below.
       The table below shows the high, low and final closing prices of the fund for each of the four calendar quarters in 2005 and 2006, and the first two calendar quarters of 2007, through April 30, 2007. We obtained the closing prices listed in the table below from Bloomberg Financial Services, without independent verification.

Quarterly High, Low and Final Closing Prices of the Fund

	High	Low	Close

2005
Quarter ended March 31	73.95	63.63	67.60
Quarter ended June 30	73.11	65.10	71.60
Quarter ended September 30	85.02	71.83	84.88
Quarter ended December 31	89.50	75.15	88.25
2006
Quarter ended March 31	100.78	88.25	99.00
Quarter ended June 30	111.10	81.95	93.90
Quarter ended September 30	99.30	87.60	96.77
Quarter ended December 31	114.60	95.30	114.17
2007
Quarter ended March 31	118.63	105.29	116.50
Quarter ending June 30 (through April 30, 2007)	124.35	117.45	120.84

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES
       The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus with respect to United States holders.
       The following section is the opinion of Sullivan & Cromwell LLP, counsel to The Goldman Sachs Group, Inc. In addition, it is the opinion of Sullivan & Cromwell LLP that the characterization of the note for U.S. federal income tax purposes that will be required under the terms of the note, as discussed below, is a reasonable interpretation of current law.
       This section applies to you only if you are a United States holder that holds your note as a capital asset for tax purposes. You are a United States holder if you are a beneficial owner of a note and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.
       This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a regulated investment company;

•	a person that owns a note as a hedge or that is hedged against interest rate risks;

•	a person that owns a note as part of a straddle or conversion transaction for tax purposes; or

•	a person whose functional currency for tax purposes is not the U.S. dollar.
       Although this section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect, no statutory, judicial or administrative authority directly addresses how your note should be treated for U.S. federal income tax purposes, and as a result, the U.S. federal income tax consequences of your investment in your note are uncertain. Moreover, these laws are subject to change, possibly on a retroactive basis.

Please consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your note in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

       You will be obligated pursuant to the terms of the note — in the absence of an administrative determination or judicial ruling to the contrary — to characterize your note for all tax purposes as a forward contract to purchase the fund at the stated maturity date, for which payment was made on the issue date.
       If your note is characterized as described above, your tax basis in your note generally would equal your cost for your note. Upon the sale or exchange of your note, you would recognize gain or loss equal to the difference between the amount realized on the sale or exchange and your tax basis in your note. The gain or loss generally would be short-term capital gain or loss if you hold the note for one year or less and would be long-term capital gain or loss if you hold the note for more than one year. If you purchase your note in the initial offering and do not sell or exchange your note before the maturity date, you would generally recognize long-term capital gain or loss equal to the difference between the amount of cash received at maturity and your tax basis in the note.
       If you are an investor subject to the unrelated business taxable income rules of Section 512 of the Internal Revenue Code, any gain you realize upon the sale or maturity of your note should not be treated as unrelated debt-financed income under Section 514 of the Internal Revenue Code, provided that you do not actually incur any indebtedness in connection with your acquisition of the note that would be treated as “acquisition indebtedness” within the meaning of Section 514(c) of the Internal Revenue Code. A participation rate in excess of 100% should not be treated as acquisition indebtedness for this purpose. Any such gain should not otherwise be treated as unrelated business taxable income under Section 512.
       There is no judicial or administrative authority discussing how your note should be treated for U.S. federal income tax purposes. Therefore, the Internal Revenue Service might assert that treatment other than that described above is more appropriate. In particular, the Internal Revenue Service could treat your note as a single debt instrument subject to special rules governing contingent payment obligations.
       Under those rules, the amount of interest you are required to take into account for each accrual period would be determined by constructing a projected payment schedule for the note and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the comparable yield — i.e., the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your note — and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules may have the effect of requiring you to include interest in income in respect of your note prior to your receipt of cash attributable to that income.
       If the rules governing contingent payment obligations apply, you would recognize gain or loss upon the sale or maturity of your note in an amount equal to the difference, if any, between the amount you receive at that time and your adjusted basis in your note. In general, if you purchase your note on the original issue date, your adjusted basis in your note will equal the amount you paid for your note, increased by the amount of interest you previously accrued with respect to your note, in accordance with the comparable yield and the projected payment schedule for your note.
       If the rules governing contingent payment obligations apply, any gain you recognize upon the sale or maturity of your note would be ordinary interest income. Any loss you recognize at that time would be treated as ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your note, and, thereafter, as capital loss.
       If the rules governing contingent payment obligations apply, special rules would apply to persons who purchase a note at other than the adjusted issue price as determined for tax purposes.
       It is possible that the Internal Revenue Service could seek to characterize your note in a manner that results in tax consequences to you different from those described above.
       Possible Application of Constructive Ownership Rules. Although not entirely clear, it is possible that the purchase and ownership of your note could be treated as a “constructive ownership transaction” which would be subject to the constructive ownership rules of Section 1260 of the Internal Revenue Code. If your note is subject to the constructive ownership rules, then any long-term capital gain that you realize upon the sale or maturity of your note would be recharacterized as ordinary income (and subject to an interest charge) to the extent that such capital gain exceeds the amount of long-term capital gain that you would have realized had you purchased actual interests in the iShares® MSCI Emerging Markets Index Fund on the date that you purchased your note and sold such interests in the iShares® MSCI Emerging Markets Index Fund on the date of the sale or maturity of the note (the “Excess Gain Amount”). Because the note will only reflect the appreciation in the value of the iShares® MSCI Emerging Markets Index Fund itself and will not participate economically in any short-term capital gains or ordinary income that would be recognized by holders of interests in the iShares® MSCI Emerging Markets Index Fund, it is likely that the Excess Gain Amount will be equal to zero, and that the application of the constructive ownership rules should accordingly not have any adverse effects to you. Because the application of the constructive ownership rules is unclear, however, you are strongly urged to consult your tax adviser with respect to the possible application of the constructive ownership rules to your investment in the note.
Backup Withholding and
Information Reporting
       Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting — United States Holders” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your note.

EMPLOYEE RETIREMENT INCOME SECURITY ACT
       This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the offered notes.
       The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the plan; governmental plans may be subject to similar prohibitions unless an exemption is available to the transaction. The Goldman Sachs Group, Inc. and certain of its affiliates each may be considered a “party in interest” or a “disqualified person” with respect to many employee benefit plans, and, accordingly, prohibited transactions may arise if the notes are acquired by a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under an exemption in Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less nor pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The assets of a Plan may include assets held in the general account of an insurance company that are deemed to be “plan assets” under ERISA. The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the Plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) the Plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a non-exempt prohibited transaction under ERISA or the Internal Revenue Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan, and propose to invest in the offered notes, you should consult your legal counsel.

SUPPLEMENTAL PLAN OF DISTRIBUTION
       The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this prospectus supplement. Goldman, Sachs & Co. intends to resell the offered notes at the original issue price.
       In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $45,000. For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.
       We expect to deliver the notes against payment therefor in New York, New York on May 9, 2007, which is the seventh scheduled business day following the date of this prospectus supplement and of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in seven business days (T + 7), to specify alternative settlement arrangements to prevent a failed settlement.

       No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Prospectus Supplement

$100,000,000
The Goldman Sachs
Group, Inc.
Enhanced Participation Notes
due June 2008
(Linked to the iShares® MSCI Emerging
Markets Index Fund)
Medium-Term Notes,
Series B

Goldman, Sachs & Co.